Securities and Exchange Commission, Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*
_______________________________________________________________________
(Name of Issuer) Dorel Industries Inc.
_______________________________________________________________________
(Title of Class of Securities) Class B Sub Voting Stock
_______________________________________________________________________
(CUSIP Number) 25822C205
_______________________________________________________________________
(Date of Event Which Requires Filing of this Statement) Annual Filing

    Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
    The information required in the remainder of this cover page shall not be deemed to be ``filed'' for the purpose of Section 18 of the Securities Exchange Act of 1934 (``Act'') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                          CUSIP No. 25822C205

 (1) Names of reporting persons...Bankmont Financial Corp.............
  I.R.S. Identification Nos. of above persons (entities only)........
51-0275712
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 (2) Check the appropriate box if a member of a group
(a)
(b) x

(3) SEC use only.....................................................
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(4) Citizenship or place of organization.............................
A Delaware Corporation
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Number of shares beneficially owned by each reporting person with:
  (5) Sole voting power....................................

  (6) Shared voting power..................................

  (7) Sole dispositive power................................

  (8) Shared dispositive power................................
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(9) Aggregate amount beneficially owned by each reporting person.....

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 (10) Check if the aggregate amount in Row (9) excludes certain shares
 (see instructions)..................................................
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(11) Percent of class represented by amount in Row (9)..........
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(12) Type of reporting person (see instructions)..HC................
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Page--of--Pages--------------------------------------------------------
Item 1(a) Name of issuer:
Dorel Industries Inc

Item 1(b) Address of issuer's principal executive offices: -------- 1200 Cathedral Place
925 West Georgia, Vancouver Canada

    2(a) Name of person filing:  Bankmont Financial Corp
_______________________________________________________________________
    2(b) Address or principal business office or, if none, residence:
111 W. Monroe Street
P. O. Box 755
Chicago, IL 60690
_______________________________________________________________________
    2(c) Citizenship:  A Delaware Corporation
_______________________________________________________________________
    2(d) Title of class of securities:  Class B Sub Voting Stock
_______________________________________________________________________
    2(e) CUSIP No.:  25822C205
_______________________________________________________________________

   Item 3. If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
    (a) [x] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
    (b) [x] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
78c).
    (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
    (d) [x] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
    (e) [x] An investment adviser in accordance with Sec. 240.13d-
1(b)(1)(ii)(E);
    (f) [x] An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);
    (g) [x] A parent holding company or control person in accordance with Sec. 240.13d-1(b)(1)(ii)(G);
    (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
    (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
    (j) [ ] Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

1.
    (a) Amount beneficially owned:       .
    (b) Percent of class:        .
    (c) Number of shares as to which the person has:
    (i) Sole power to vote or to direct the vote    .
    (ii) Shared power to vote or to direct the vote   .
    (iii) Sole power to dispose or to direct the disposition of
      .
    (iv) Shared power to dispose or to direct the disposition of
         .

Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ X ].

			See exibit 2.

Item 6. Ownership of More than 5 Percent on Behalf of Another
Person.
				Not applicable

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Bankmont Financial Corp., a Parent Holding Company,
Filing on behalf of the following affiliates:

Bank of Montreal Holding Inc., a Parent Holding Company
350 7th Avenue S.W.
Calgary, Alberta CANADA
T2P 3N9

Bank of Montreal Securities Canada Limited, a Parent Holding Company First Canadian Place
Third Floor
Toronto, Ontario CANADA
M5X 1A1

The Nesbitt Burns Corporation Limited, a Parent Holding Company
One First Canadian Place
Fourth Floor
Toronto, Ontario CANADA
M5X 1H3

Nesbitt Burns, Inc., a broker-dealer
One First Canadian Place
5th Floor
Toronto, Ontario CANADA
M5X 1H3

Jones Heward Investments Inc., a Parent Holding Company
Royal Trust Tower
77 King Street West
Suite 4200
Toronto, Ontario CANADA
M5K 1J5

Jones Heward Investment Management Inc., an investment adviser
Royal Trust Tower
77 King Street West
Suite 4200
Toronto, Ontario CANADA
M5K 1J5

Jones Heward Investment Counsel Inc., an investment adviser
Royal Trust Tower
77 King Street West
Suite 4200
Toronto, Ontario CANADA
M5K 1J5

First Canadian Funds Inc, a Holding Company
302 Bay Street
7th Floor
Toronto, Ontario CANADA
M5X 1A1

First Canadian Mutual Funds, Canadian mutual funds
302 Bay Street
7th Floor
Toronto, Ontario CANADA
M5X 1A1

Jones Heward Funds, Canadian mutual funds
Royal Trust Tower
77 King Street West
Suite 4200
Toronto, Ontario CANADA
M5K 1J5

The Pension Fund Society of the Bank of Montreal, a Canadian pension fund
Corporate Secretary's Department
First Canadian Place
22nd Floor
Toronto, Ontario CANADA
M5X 1A1

And filing on behalf of its parent:

Bank of Montreal
1 First Canadian Place
Toronto, Ontario Canada
MX5 1H3

Item 8. Identification and Classification of Members of the Group
See Exhibit 2

Item 9. Notice of Dissolution of Group.
Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 15, 2000

BANKMONT FINANCIAL CORP.


BY:  (Alan G. McNally)
         Alan G. McNally
         President

Schedule 13G
Exhibit 1

Nesbitt Burns, Inc. is a wholly-owned subsidiary of The Nesbitt Burns Corporation Limited, which is a wholly-owned subsidiary of Bank of Montreal Securities Canada Limited, which is a wholly-owned subsidiary of Bank of Montreal Holding Inc., which is a wholly-owned subsidiary of Bank of Montreal.

Jones Heward Funds are Canadian mutual funds advised by Jones Heward Investment Counsel Inc., which is a wholly-owned subsidiary of Jones Heward Investment Management Inc., which is a subsidiary of Jones Heward Investments Inc., which is a subsidiary of Nesbitt Burns Inc. and the Bank of Montreal.

The Pension Fund Society of the Bank of Montreal is a Canadian pension fund advised by Jones Heward Investment Counsel Inc., which is a wholly-owned subsidiary of Jones Heward Investment Management Inc., which is a subsidiary of Jones Heward Investments Inc., which is a subsidiary of Nesbitt Burns Inc. and the Bank of Montreal.

First Canadian Mutual Funds are Canadian mutual funds advised and managed by Jones Heward Investment Counsel Inc., Jones Heward Investment Management Inc., and First Canadian Funds Inc., which are wholly-owned direct or indirect subsidiaries of Bank of Montreal.

Jones Heward Investment Counsel Inc. is a wholly-owned subsidiary of Jones Heward Investment Management Inc., which is a wholly-owned subsidiary of Jones Heward Investments Inc., which is a wholly-owned subsidiary of Bank of Montreal and Nesbitt Burns Inc.

Pursuant to Rule 13d-1(k)(1)(iii), Bank of Montreal, Bank of Montreal Holding Inc., Bank of Montreal Securities Canada Limited, The Nesbitt Burns Corporation Limited, Nesbitt Burns Inc., Jones Heward Funds, The Pension Society of the Bank of Montreal, First Canadian Funds Inc., First Canadian Mutual Funds, Jones Heward Investment Counsel Inc., Jones Heward Investment Management Inc., and Jones Heward Investments Inc. agree to this filing of Schedule 13G by Bankmont Financial Corp. This exhibit is submitted as proof of their agreement and authorization for Bankmont Financial Corp. to file on their behalf.



Dated:  February 15, 2000

BANK OF MONTREAL

BY:  (Velma J. Jones)
          Velma J. Jones
          Secretary


BANK OF MONTREAL HOLDING INC.

BY:  (Chris Begy)
          Chris Begy
          Chief Financial Officer

BANK OF MONTREAL SECURITIES CANADA LIMITED

BY:  (Derek Jones)
          Derek Jones
          Senior Vice President

THE NESBITT BURNS CORPORATION LIMITED

BY:  (Charlie Moses)
          Charlie Moses
          Senior Vice President

NESBITT BURNS INC.

BY:  (Charlie Moses)
          Charlie Moses
          Senior Vice President

JONES HEWARD INVESTMENTS INC.

BY:  (Barry Cooper)
          Barry Cooper
          Chief Executive Officer

JONES HEWARD INVESTMENT MANAGEMENT INC.

BY:  (Barry Cooper)
          Barry Cooper
          Chief Executive Officer

JONES HEWARD INVESTMENT COUNSEL INC.

BY:  (Barry Cooper)
          Barry Cooper
          Chief Executive Officer

FIRST CANADIAN FUNDS INC.

BY:  (Ed Legzdins)
          Ed Legzdins
          Executive Vice President and
          Chief Operating Officer

FIRST CANADIAN MUTUAL FUNDS

BY:  (Ed Legzdins)
          Ed Legzdins
          Executive Vice President and
          Chief Operating Officer

JONES HEWARD FUNDS

BY:  (Barry Cooper)
          Barry Cooper
          Chief Executivef Officer

THE PENSION FUND SOCIETY OF THE BANK OF MONTREAL

BY:  (Bob Adams)
          Bob Adams
          Assistant Treasurer


Schedule 13G
Exhibit 2

This Schedule is being filed by Bankmont Financial Corporation, its parent company, Bank of Montreal, Bankmont Financial Corporation's wholly-owned subsidiary Harris Bankmont, Inc., Harris Bankmont, Inc.'s wholly-owned subsidiary Harris Bank Palatine, N.A. which no longer hold more than five percent beneficial ownership of the common shares of Dorel industries Inc.

Bank of Montreal, Bankmont Financial Corp., Harris Bankmont, Inc. and Harris Bank Palatine, N.A. expressly disclaim the existence of a group for purposes other than this filing.